Exhibit 99.1

Vertical Aerospace Lists on NYSE Following Merger with Broadstone Acquisition Corp.

•	Vertical is pioneering electric flight, enabling the transition to a future of zero-carbon aviation by providing faster, quieter, greener, and smarter ways for people to travel around cities and regions.

•	Vertical Aerospace Ltd.’s ordinary shares will begin trading today under the ticker EVTL on the New York Stock Exchange.

•	Proceeds raised plus the issuance of convertible senior secured notes equals approximately $300 million, in excess of the circa $250 million projected spend through to certification and scale production.

•	Public shareholders join PIPE investors American Airlines, Avolon, Honeywell, Microsoft’s M12, Kouros, Rolls-Royce, 40North and Rocket.

•	Vertical recently premiered the full-scale version of its VX4 electric aircraft.

•	Vertical has continued to develop its world-class team of seasoned engineers & executives from aviation and transportation backgrounds. Recently, the company appointed Justin Paines, previ-ously of Joby, as its Chief Test Pilot; Harry Holt as incoming Chief Operating Officer from Rolls-Royce, in addition to experienced independent board members and advisors.

•	Vertical has deliberately chosen a differentiated approach to its peer group. Vertical’s focus is on designing, manufacturing, selling, and servicing aircraft. This allows Vertical’s airline partners and other customers to deploy the aircraft as opposed to Vertical developing its own customer-facing operations or ride-share platform.

•	Vertical believes it has the largest conditional pre-order book in the eVTOL industry, of up to 1,350 aircraft worth $5.4 billion from American Airlines, Avolon, Virgin Atlantic, Bristow, Marubeni and Iberojet, and through Avolon’s placements, airlines JAL and Gol.

•	Vertical expects to reach full certification through what is believed to be the highest global certi-fication, the European Union Aviation Safety Authority (EASA) by 2024 and commercial operabil-ity by the mid-2020s.

London, December 16, 2021 - Vertical Aerospace Group Ltd. (“Vertical”), a global aerospace and technology company that is pioneering zero-emissions aviation, announced today the closing of a business combination with Broadstone Acquisition Corp. (“Broadstone”) (NYSE: BSN), a special purpose acquisition company. Vertical Aerospace Ltd.’s ordinary shares will begin trading today under the ticker (EVTL) on the New York Stock Exchange (“NYSE”).

Stephen Fitzpatrick, CEO, and Founder of Vertical said “This listing is a landmark moment for Vertical Aerospace. We have global leaders in aviation as partners and a world-class team that can make zero emissions flight a reality for millions of people around the world. It is fantastic to reach this milestone and I am so proud of what the team has achieved.”

Vertical recently announced an additional $205 million in funding led by Mudrick Capital, alongside new strategic agreements with Heathrow Airport and Ferrovial. This builds on Vertical’s indus-try-leading ecosystem of partners including American Airlines, Virgin Atlantic, Avolon, Rolls-Royce, Honeywell, GKN, and Microsoft. Vertical has continued to assemble and build its team of senior experienced engineers and seasoned aviation executives and expects its customers to be flying commercial missions in the mid-2020s.

The growing sustainability challenges of cities caused by urbanization and a lack of transit options have increased investment from the private and public sector in the electrification of transportation, and Vertical sees the aviation sector, a market estimated at $1 trillion, as a key part of the tran-sition. Vertical, with its market-leading pre-order book, is poised to be a leader in the future of advanced aerial mobility. Its piloted VX4 aircraft is projected to reach up to 200 mph, transporting four passengers a hundred times quieter than a helicopter, a hundred times safer, all with zero operating emissions and at costs comparable to riding a taxi. Watch the film of the launch of its full-scale aircraft here [link].

Derek Kerr, Chief Finance Officer of American Airlines, said “On behalf of American Airlines, I would like to congratulate Vertical on its listing a public company on the New York Stock Exchange. We are ex-cited to partner with Vertical as we continue to work towards the development of emerging technologies that reduce carbon emissions in the aviation industry.”

Dómhnal Slattery, Chief Executive of Avolon, said “Today is an important milestone for Vertical on its journey and we in Avolon are delighted to be part of it. In Vertical, we have identified a team that shares our ambition to reshape air travel. They have the right aircraft, deep industry experience and the financing in place to achieve the highest global safety certification; and scale production to meet demand.

Our confidence in the VX4 is underpinned by the level of demand we see in the market. We were the first lessor to order eVTOL aircraft with Vertical in June, the majority of those 500 VX4 aircraft are already placed. As we transition towards a net zero carbon economy, we are excited about the future for zero emissions aircraft and our partners Vertical will be, we believe, the long-term winner in the eVTOL sector.”

Warren East, Chief Executive of Rolls-Royce, said “Congratulations to Vertical Aerospace on this im-portant strategic step on its journey to pioneer zero emissions flight. We are delighted they have chosen to work with our technology. We have a joint ambition to lead the way in the exciting Urban Air Mobility market and our partnership reinforces our position as the leading supplier of all-electric and hybrid-electric propulsions systems for aviation.”

Mike Madsen, President of Honeywell Aerospace, said “Honeywell and Vertical Aerospace envision an exciting and more sustainable new era of flight, which is powered by electricity. Vertical’s step forward today with the NYSE further proves we’re very close to that reality. Honeywell’s state-of-the-art flight controls and avionics systems will help navigate Vertical’s VX4 electric aircraft. We’re thrilled to see how our work together shapes a new future for aviation with broadly adopted vehicles, which are cleaner, smarter and more efficient than ever before.”

Matthew Goldstein, Managing Director of Microsoft’s venture fund M12, said “City populations continue to grow, and there’s a clear opportunity for urban air mobility together with eVTOLs to augment constrained transportation systems. What sets Vertical apart is their focus on what’s certifiable—not just what’s possible. Vertical is making important technology investments to realize trusted and sustainable aviation. We’re proud to support this world-class team, pioneering the electrification of flight.”

Shai Weiss, Chief Executive of Virgin Atlantic, said “Today is an exciting next step for our partners at Vertical Aerospace and we want to congratulate them on reaching the milestone of today’s listing. We look forward to working together towards our collective mission to make short haul, zero emission elec-tric vehicle connectivity across the UK a reality. Virgin Atlantic is proud to be partnering with the pioneer-ing team at Vertical to make this happen.”

Hugh Osmond, Chairman of Broadstone, said “Vertical Aerospace is at the forefront of electric aviation, a fast-growing sector that will dramatically reimagine the entire aviation market. With the endorsement of key partners, suppliers, and investors we are confident that our partnership with Stephen and Vertical’s gifted team of innovators will disrupt transportation over the next decade to come.”

To celebrate the closing of the merger, Vertical will ring the Opening Bell on the NYSE on Friday, December 17, the same day as the Wright Brothers’ first flight 118 years ago. A live stream of the event and replay can be accessed by visiting https:/www.nyse.com/bell

For more information

Vertical Aerospace – Investors

investors@vertical-aerospace.com

Media

Vertical Aerospace	Vertical Aerospace
UK/Europe - Nepean	USA - FTI
Gavin Davis	Hamm Hooper & Kayt Pitts
gdavis@nepean.co.uk	verticalaerospace@fticonsulting.com
Samuel Emden	+1 773 786 7286
semden@nepean.co.uk
+44 7816 459 904

Broadstone - Edelman

Iain Dey

Broadstone@Edelman.com

+44 7976 295 906

About Vertical Aerospace

Vertical Aerospace is pioneering electric aviation. The company was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of the Ovo Group, a leading energy and technology group and Europe’s largest independent energy retailer. Over the past five years, Vertical has focused on building the most experienced and senior team in the eVTOL industry, who have over 1,700 combined years of engineering experience, and have certified and supported over 30 different civil and military aircraft and propulsion systems.

Vertical’s top-tier partner ecosystem is expected to de-risk operational execution and its pathway to certification, allow for a lean cost structure and enable production at scale. Vertical has received conditional pre-orders for a total of up to 1,350 aircraft from American Airlines, Avolon, Bristow and Iberojet, which includes conditional pre-order options from Virgin Atlantic and Marubeni, and in doing so, is creating multiple potential near term and actionable routes to market. (NYSE: EVTL). Find out more: vertical-aerospace.com

About VX4 eVTOL Aircraft

The four passenger, one pilot VX4 is projected to have speeds up to 200mph, a range over 100 miles, near silent when in flight, zero operating emissions and low cost per passenger mile. The VX4 is expected to open up advanced air mobility to a whole new range of passengers and trans-form how we travel. Find out more: vertical-aerospace.com

About Broadstone Acquisition Corp.

Broadstone Acquisition Corp. (NYSE: BSN) was set up by serial entrepreneurs, operators and investors, Hugh Osmond, Edward Hawkes and Marc Jonas. It was established to combine with a UK/European business with a strong management team, significant growth prospects, and the opportunity to become a market leader in its sector. Broadstone’s executive team has an extensive track record in value creation. The combination of a strong internal team, a network of external resources and the experience of the management team enables us to support rapid, substantial, and lasting growth.